Exhibit 21.1

Information Regarding Subsidiaries

Subsidiaries of the Registrant	Other Names Under Which Subsidiary Does Business	State of Incorporation/Formation
Putnam Plastics Company LLC	“PPC”	Delaware

The Company’s other subsidiaries would not, in the aggregate, constitute a significant subsidiary as of the end of the 2006 fiscal year.